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November 2, 2005


Mr. Steven Jacobs
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 4561
United States Securities and Exchange Commission
Washington, DC 20549

RE:   National Property Analysts Master Limited Partnership
      Form 10-K for the year ended December 31, 2004
      File No. 000-24816

Dear Mr. Jacobs:

On behalf of National Property Analysts Master Limited Partnership ("NPAMLP"), I am writing to you in response to the comments of the staff in its letter dated October 19, 2005 regarding NPAMLP's Annual Report on Form 10-K for its fiscal year ended December 31, 2004 and our October 7, 2005 response to the comments of the staff in its letter dated September 19, 2005.

The following discussion is keyed to the comments in the staff's October 19 letter. For ease of review, we have included the staff comments in numerical order, and we have included our responses in bold following each staff comment.

Item 1. We read your response to comment 1 and note each of the factors which contributed to NPAEP and PVPG's decision to forgive a portion of the wraparound mortgage. Please further explain how the forgiveness of debt increases the fair value of collateral securing the balance of the wraparound mortgage and further insures NPAEP's realization of the wraparound mortgage. In addition please explain how "long term fixed rent leases" on the remaining collateral was a contributing factor which lead to the forgiveness of debt.

AS NOTED IN OUR OCTOBER 7, 2005 RESPONSE, WE STATED THAT THE AGGREGATE FAIR VALUE OF THE


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REMAINING PROPERTIES, COMPARED TO THE AGGREGATE BALANCE OF THE REMAINING
INDEBTEDNESS, WAS JUST ONE (BUT ONLY ONE) OF THE SEVERAL FACTORS CONSIDERED IN NPAEP'S EVALUATION WHETHER TO FORGIVE A PORTION OF THE DEBT ON A DISPOSED PROPERTY. AS A CREDITOR, NPAEP WOULD NOT AGREE TO DEBT FORGIVENESS UNLESS IT FELT THAT COLLECTION OF SUCH AMOUNTS WAS UNCERTAIN, AND THAT SUCH FORGIVENESS ENHANCED ITS PROSPECTS FOR COLLECTING THE BALANCE OF ITS MORTGAGES ON THE REMAINING PROPERTIES. MR. LIPKIN'S KNOWLEDGE OF THE PROPERTY PORTFOLIO OF NPAMLP OBTAINED BY PERFORMANCE OF HIS RESPONSIBILITIES AS MANAGING GENERAL PARTNER PROVIDE HIM WITH THE NECESSARY BACKGROUND AND INFORMATION TO MAKE THIS DETERMINATION.

ANOTHER FACTOR CONSIDERED IN THE FORGIVENESS OF A PORTION OF THE WRAPAROUND INDEBTEDNESS (AS CITED IN OUR OCTOBER 7 RESPONSE) WAS THE STRENGTHENING OF NPAMLP'S BALANCE SHEET. ANY FORGIVENESS OF INDEBTEDNESS - AND THE RESULTANT ELIMINATION OF THE RELATED FINANCIAL OBLIGATIONS ASSOCIATED WITH THE FORGIVEN DEBT - WOULD SERVE TO STRENGTHEN THE DEBTOR AND FURTHER INSURE THE REALIZATION OF THE BALANCE OF THE DEBT.

ANOTHER FACTOR CONSIDERED IN THE DEBT FORGIVENESS DECISION IS THE TENANCY OF THE REMAINING COLLATERAL. MUCH OF THE RENTAL INCOME IN THE PORTFOLIO IS DERIVED FROM TENANTS WITH LONG-TERM FIXED RENT LEASES. AS A RESULT, THE OPPORTUNITY FOR INCREASING THE CASH FLOW AND ACCORDINGLY, THE VALUE OF THE PROPERTIES, APPEARED TO BE LIMITED. THUS, NPAEP DETERMINED THAT, GIVEN THE LIMITED OPPORTUNITY FOR INCREASED CASH FLOW IN THE REMAINING PROPERTY PORTFOLIO, THE AMOUNTS FORGIVEN WERE UNLIKELY TO BE COLLECTED.

Item 2. Please further explain how the cross-collateralization provision of the future interest agreement was considered in making the decision to forgive a portion of the wraparound mortgages. If the remaining balance on the wraparound mortgage is cross-collateralized against properties which have not been sold please explain to us why you feel this "reflects the normal give and take between debtor and creditor."

AS NOTED IN OUR OCTOBER 7 RESPONSE, THE FUTURE INTEREST AGREEMENT WAS CONSIDERED ONLY TO THE EXTENT THAT MANAGEMENT WANTS TO INSURE COMPLIANCE WITH ITS TERMS.

SINCE THERE IS A CROSS COLLATERALIZATION PROVISION IN THE FUTURE INTEREST AGREEMENT, NPAEP'S EVALUATION OF WHETHER TO FORGIVE A PORTION OF THE WRAP INDEBTEDNESS WAS BASED ON THE AGGREGATE FAIR VALUE OF THE REMAINING COLLATERAL AS COMPARED TO THE AGGREGATE AMOUNT OF THE WRAP MORTGAGE INDEBTEDNESS.

TO APPRECIATE THE "GIVE AND TAKE" THAT WE REFERRED TO IN OUR OCTOBER 7 RESPONSE, ONE MUST UNDERSTAND THE COMPETING CONSIDERATIONS WEIGHED BY BOTH THE DEBTOR (NPAMLP) AND THE CREDITOR (NPAEP). MR. LIPKIN IS IN A UNIQUE POSITION AS MANAGING GENERAL PARTNER OF NPAMLP, THE DEBTOR, AND PRINCIPAL OWNER OF NPAEP, NPAMLP'S LARGEST CREDITOR. IN THIS POSITION HE EVALUATES THE COSTS AND BENEFITS OF ANY FORGIVENESS OF DEBT TO BOTH PARTIES. HIS EVALUATION INCLUDES, BUT IS NOT LIMITED TO, CONSIDERATION OF THE BENEFIT TO THE LIMITED PARTNERS ARISING FROM THE DEBT FORGIVENESS (A FINANCIALLY STRONGER ENTITY WITH A REDUCED DEBT BURDEN)


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VERSUS THEIR RISK (TAXABLE INCOME); HE ALSO CONSIDERED THE BENEFIT (BETTER
OPPORTUNITY FOR REALIZATION OF THE BALANCE OF THE DEBT) VERSUS RISK (POSSIBLE REDUCED ULTIMATE RECOVERY) TO NPAEP. THESE CONSIDERATIONS ARE COMPARABLE TO THE TYPES OF ISSUES THAT WOULD BE ANALYZED AND EVALUATED BY UNRELATED DEBTORS AND CREDITORS IN SIMILAR SITUATIONS.

Item 3. We reviewed your present value calculation in response to comment 7 and have the following additional comments:

      a. Please explain the principal differences in the amount shown as (1) total payments for years 1996 - 2013 of $22.5 million and (2) interest (on a non-discounted basis) and the reduction in principal of your wrap mortgages in the aggregate of $24.5 million. Specifically, please explain why the principal reduction to your wrap mortgages during years 2005-2013 exceed payments less interest (on a non-discounted basis) for each of the respective years.

      b. Please explain the principal differences in the initial wrap balance, net of unamortized discount, in the amount of $4.3 million compared to the net present value of $7.7 million.

      c. Please explain how you computed discount amortization expense in year 2013 of $5.8 million and how this is consistent with the interest method resulting in a constant rate of interest.

THIS QUESTION HAS THREE PARTS, WHICH WE RESPOND TO SEPARATELY AS FOLLOWS:

            (a) Please explain the principal differences in the amount shown as
            (1) total payments for years 1996 - 2013 of $22.5 million and (2) interest (on a non-discounted basis) and the reduction in principal of your wrap mortgages in the aggregate of $24.5 million. Specifically, please explain why the principal reduction to your wrap mortgages during years 2005-2013 exceed payments less interest (on a non-discounted basis) for each of the respective years.

            THE $22.5 MILLION IN PAYMENTS FOR THE WRAP MORTGAGE ENCUMBERING THE LAKE MARY PROPERTY REPRESENT THE TOTAL ANNUAL PAYMENTS SCHEDULED OVER THE LIFE OF THE WRAP MORTGAGE, INCLUDING BALLOON PAYMENTS. THE INTEREST (ON A NON-DISCOUNTED BASIS) REPRESENTS THE INTEREST EXPENSE CALCULATED ON THE WRAP MORTGAGES AT THE INTEREST RATE IN EFFECT FOR THE PERIOD INDICATED, I.E. 4.1% FOR 2004; THIS AMOUNT IS THEN COMPARED TO THE 12% IMPUTED RATE. THE ANNUAL DIFFERENCE BETWEEN THESE AMOUNTS EQUALS THE AMOUNT OF THE AMORTIZATION OF THE DISCOUNT FOR EACH YEAR. PRINCIPAL REDUCTIONS ON THE "WRAP 1" BALANCE ARE BASED ON THE ACTUAL PRINCIPAL AMORTIZATION SCHEDULES. THE ORIGINAL
            SCHEDULE INCLUDED WITH OUR OCTOBER 7 RESPONSE INADVERTENTLY DID NOT PROPERLY REFLECT INTEREST EXPENSE FOR 2005 AND BEYOND. THIS RESULTED IN THE DIFFERENCE BETWEEN PAYMENTS LESS INTEREST (ON A NON-DISCOUNTED BASIS) AND THE PRINCIPAL REDUCTION ON THE WRAP MORTGAGES ON THE SCHEDULE. THE CORRECTED EXCERPT


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            FROM THE SCHEDULE IS ATTACHED.

            (b) Please explain the principal differences in the initial wrap balance, net of unamortized discount, in the amount of $4.3 million compared to the net present value of $7.7 million.

            MANAGEMENT CALCULATED THE BALANCE OF THE WRAP MORTGAGE INDEBTEDNESS, INCLUDING THE UNAMORTIZED DISCOUNT, PURSUANT TO THE INTEREST METHODOLOGY DESCRIBED HEREIN AND IN OUR OTHER RESPONSES. MANAGEMENT BELIEVES THAT BASED UPON THIS ACCOUNTING METHODOLOGY, THE FINANCIAL STATEMENTS OF NPAMLP AS OF DECEMBER 31, 2004, TAKEN AS A WHOLE, ACCURATELY REFLECT THE WRAP MORTGAGE INDEBTEDNESS.

            (c) Please explain how you computed discount amortization expense in year 2013 of $5.8 million and how this is consistent with the interest method resulting in a constant rate of interest.

            THE WRAP MORTGAGES ARE SCHEDULED TO BALLOON ON DECEMBER 31, 2013, THE DATE THAT NPAMLP IS SCHEDULED TO TERMINATE. AS A RESULT, MANAGEMENT'S CALCULATIONS OF THE AMORTIZATION OF THE DISCOUNT ASSUME THAT, AS OF THAT DATE, THE DISCOUNT WILL BE REDUCED TO ZERO, UPON SATISFACTION OF THE BALLOON MORTGAGE OBLIGATIONS.

            AS NOTED IN OUR AUGUST 23 RESPONSE (ITEM 5), THE LAKE MARY PROPERTY WAS ACQUIRED IN 1994 AS A REPLACEMENT PROPERTY IN A TRANSACTION STRUCTURED AS A TAX FREE EXCHANGE. THE REMAINING BALANCES OF THE WRAP MORTGAGES ON THE DISPOSED PROPERTIES WERE INCLUDED IN THE LAKE MARY BALANCE; HOWEVER THE IMPUTED INTEREST CALCULATION WAS NOT REVISED TO ACCOUNT FOR THE ADDITIONAL BALLOON PAYMENTS. NOTWITHSTANDING THE ABOVE, MANAGEMENT BELIEVES THAT THE ACCOUNTING FOR THE WRAP MORTGAGE INDEBTEDNESS AND UNAMORTIZED DISCOUNT, TAKEN AS A WHOLE, IS CONSISTENT WITH THE INTEREST METHOD OF ACCOUNTING.

We believe that the foregoing is fully responsive to your most recent inquiries. However if it would be helpful, management is prepared to participate in a telephone conference call or to meet with the staff to further clarify our responses or to answer any questions of the staff regarding NPAMLP and the issues detailed in the staff's comments.

NPAMLP understands that it is responsible for the adequacy and accuracy of the disclosure in its filings. NPAMLP acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filings of NPAMLP and that NPAMLP may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



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                                        Sincerely,


                                        /s/ David Simon
                                        David Simon
                                        Vice President

cc:   Peter Fridirici, Esquire
      Asher & Company, Ltd.







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ATTACHMENT TO ITEM 3(a)

             INTEREST            DISCOUNT
YEAR     (NON-DISCOUNTED)      AMORTIZATION      DISCOUNT
----     ----------------      ------------      --------
1996                                            14,824,775
1997             682,835            237,416     14,587,359
1998             664,167            256,181     14,331,178
1999             644,021            276,436     14,054,742
2000             622,285            298,294     13,756,448
2001             598,834            321,881     13,434,567
2002              48,787            872,081     12,562,486
2003               4,705          1,017,473     11,545,012
2004             440,227            704,048     10,840,964
2005             167,801            660,953     10,180,011
2006             136,398            652,768      9,527,244
2007             103,683            643,516      8,883,728
2008              69,602            633,067      8,250,661
2009              34,096            621,273      7,629,387
2010               3,377            607,969      7,021,418
2011                   0            592,970      6,428,448
2012                   0            576,068      5,852,380
2013                   0          5,852,380              0